09040307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Road, Suite D-120
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Fischer (480) 951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta, CPA, PC
(Name – *if individual, state last, first, middle name*)

11333 N. Scottsdale Road, #130 Scottsdale, AZ 85254
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VL

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Note F to the Financial Statements

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2008

CONTENTS

RCA

R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480-951-5080
FAX 480-951-2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiary (the Company) as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has included, as part of general and administrative – an operating expense in the accompanying consolidated statement of operations, certain audit fees that, in our opinion, should have been expensed in the year ending December 31, 2009, in order to conform with accounting principles generally accepted in the United States of America. If these audit fees had not been expensed, prepaid expenses would be increased by $46,500, general and administrative – an operating expense would have decreased by $46,500, and retained earnings would have increased by $46,500 as of December 31, 2008. Additionally, net income would be increased by $46,500 for the year then ended.

In our opinion, except for the effects of expensing certain audit fees connected with the audit for the year ended December 31, 2008 as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and Subsidiary as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specified parties.

R C. Aust, CPA, PC

Scottsdale, Arizona
February 24, 2009

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2008

ASSETS

Cash and Cash Equivalents	$	349,235
Deposits with Clearing Organizations		250,076
Securities Owned:		
Marketable, at Market Value		291
Commissions Receivable		56,932
Advances - Affiliate		154,583
Prepaid Expenses		76,358
Loans to Related Party		3,099
Loans to Shareholders		63,644
Interest Receivable - Related Party		513
Total Property and Equipment, Less Accumulated Depreciation		23,293
Other Assets		33,954
TOTAL ASSETS	$	1,011,978

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	15,636
Other Accrued Expenses		187,096
Capital Lease Obligation		10,351
Total Liabilities		213,083
Commitments and Contingencies		-
SHAREHOLDERS' EQUITY		
Common Stock, $0.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding		1,000
Paid In Capital		-
Minority Interest		1,000
Retained Earnings		796,895
Total Shareholders' Equity		798,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,011,978

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

For the Year Ended December 31, 2008

REVENUES		
Commissions	$	7,637,892
Principal Transactions (Loss)		(79,907)
Investment Advisory Fees		2,566,171
Interest Income		23,721
Other Income		433,893
Total Revenues		10,581,770
OPERATING EXPENSES		
Clearing Charges		258,919
Commissions and Bonuses		5,954,641
General and Administrative		4,294,488
Advertising		36,124
Interest Expense		1,303
Total Operating Expenses		10,545,475
INCOME (LOSS) PRIOR TO MINORITY INTEREST		36,295
LESS MINORITY INTEREST		(6,198)
NET INCOME (LOSS)	$	30,097

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Paid In Capital	Members Equity - Minority Interest	Retained Earnings
Balances December 31, 2007	$ 1,000	$ -	$ 1,000	$ 766,798
Net Income (Loss)			6,198	30,097
Additional Paid In Capital		-	-	-
Shareholder/Member Distributions		-	(6,198)	-
Balances December 31, 2008	$ 1,000	$ -	$ 1,000	$ 796,895

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities:

Net Income (Loss) Prior to Minority Interest	$ 36,295
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	12,020
Unrealized (Gain)/Loss on Securities Owned	(69,305)
(Increase) Decrease in Deposits with Clearing Organizations	753
(Increase) Decrease in Securities Owned	293,595
(Increase) Decrease in Loans From Related Parties	5,365
(Increase) Decrease in Commissions Receivable	47,825
(Increase) Decrease in Advances - Employees	7,500
(Increase) Decrease in Prepaid Expenses	(4,575)
(Increase) Decrease in Interest Receivable - Affiliate	92
(Increase) Decrease in Other Assets	5,455
Increase (Decrease) in Accounts Payable	(6,886)
Increase (Decrease) in Other Accrued Expenses	(132,855)
Increase (Decrease) in Capital Lease Obligation	(7,878)
Total Adjustments	151,106
Net Cash Provided by (Used in) Operating Activities	187,401

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Investing Activities:	
Payments for Advances to Shareholders (net)	(11,155)
Payments for Advances - Affiliate (net)	(12,016)
Purchase of Property and Equipment	-
Net Cash Provided by (Used in) Investing Activities	(23,171)
Cash Flows from Financing Activities:	
Payment of Member Distributions	-
Payment for Distribution to Minority Interest in Subsidiary	(6,198)
Net Cash Provided by (Used in) Financing Activities	(6,198)
Net Increase in Cash and Cash Equivalents	158,032
Cash and Cash Equivalents at Beginning of Year	191,203
Cash and Cash Equivalents at End of Year	$ 349,235
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 1,303

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its subsidiary, FFEC Insurance Marketing, L.L.C. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona, Dallas, Texas, and Denver, Colorado. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's majority-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) (FFEC IM) engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is Richard Saine (minority member).

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation and FFEC Insurance Marketing, L.L.C.

Principles of Consolidation

First Financial Equity Corporation (FFEC) acquired a 51% membership interest of its subsidiary, FFEC Insurance Marketing, L.L.C. (FFEC IM), and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest is shown as a decrease to income prior to minority interest on the consolidated statement of income.

Bad Debts

The Company uses the direct write-off method regarding accounts receivable and loans receivable. For the year ended December 31, 2008, the Company had bad debts of $0.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned (trading securities) are classified as marketable securities or not readily marketable. Marketable securities are valued at fair value, and securities not readily marketable are valued at estimated fair value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in, first out method to identify the basis of the securities sold. For purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2008 was $12,020.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the assets. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2008.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2008, the Company had $0 in open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also receives investment advisory fees monthly, which are recognized as earned on a pro rata basis over the term of the contract.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $36,124 for the year ended December 31, 2008.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2008:

Due to/from Related Parties:

Advances – Affiliate		
Fischer Investment Advisors, Inc.		$ 154,583
Loans to Shareholders		
George Fischer	$ 7,649	
Ross Sindelar	55,995	
		$ 63,644
Loans to Related Party		
M Fischer		$ 3,099
Interest Receivable – Shareholders		
George Fischer		$ -
Interest Receivable – Related Party		
M Fischer		$ 513

Interest Income from Related Parties:

Interest Income – Shareholders' Portion		
George Fischer	$ 400	
Ross Sindelar	3,663	
		$ 4,063
Interest Income – Affiliate's Portion		$ 10,060
Advertising (portion)		
Relative of majority shareholder		$4,829

NOTE B – RELATED PARTY TRANSACTIONS (continued)

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership. M Fischer is related to the majority shareholder.

NOTE C – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 is not expected to have a material effect on our financial statements.

NOTE D – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of FINRA. At December 31, 2008, the Company had unconsolidated shareholders' equity of $797,895. FFEC had net capital of $442,159, which was $192,159 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2008 was $213,083.

NOTE E – COMMITMENTS AND CONTINGENCIES

Capital Lease

The following is an analysis of the leased assets included in property and equipment at December 31, 2008.

Equipment	$ 96,669
Total Cost	96,669
Less: Accumulated depreciation	(81,092)
	$ 15,577

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Capital Lease (continued)

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2009	$ 7,709
2010	4,678
2011	780
2012	-
2013 and beyond	-
	13,167
Less amount of interest	2,816
Present value of minimum lease payments	$ 10,351

Total payments made in year ended December 31, 2008 were $9,874 of which $1,997 was interest expense and $7,877 was applied to principal balance. The lease obligation is for a total of 48 months.

Operating Leases

The Company has entered into a lease agreement for office space from Arden Realty, Inc. terminating June 30, 2011. The Company has an agreement to sub-lease one office space in Sun City, Arizona on a month to month basis. The rent for the office space is $850 per month. The Company has entered into a lease agreement for office space from Occidential Tower Corporation of Dallas, Texas, terminating August 15, 2011. The Company also entered into a lease agreement for office from M & S Terrace Towers of Denver, Colorado, terminating June 30, 2011. The Company had rent expense of $975,239 for the year ended December 31, 2008.

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2009	$ 933,892
2010	944,767
2011	591,997
2012	12,754
2013 and beyond	-
	$ 2,483,410

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Inquiries

The Company received an inquiry from the Securities Division of the Arizona Corporation Commission on a matter relating to an ex-employee. The Securities Division was concerned regarding the Company's supervision of the ex-employee's outside business activities. To date, the Company has not received a final determination in this matter.

The Company received an inquiry from FINRA regarding supervision of brokers outside business activities. To date, the Company has not received a final determination in this matter.

The Company received an inquiry from FINRA regarding possible violations of Municipal Securities Rulemaking Board Rules G-14(b) and G-27. To date, the Company has not received a final determination in this matter.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2008 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $0 as of December 31, 2008.

Investment in Limited Liability Company-Consolidation

FFEC owns a 51% interest in FFEC Insurance Marketing, L.L.C. (an Arizona Limited Liability Company).

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Investment in Limited Liability Company-Consolidation (continued)

The following information summarizes the activity of the limited liability company through December 31, 2008:

	FFEC Insurance Marketing, LLC
Total assets	$ 1,000
Total liabilities	-
Net assets/(liabilities in excess of assets)	$ 1,000
Revenues	$ 36,109
Net Income (Loss)	$ 12,361
Company's Interest:	
Share of net income	$ 6,163
Advances to limited liability company	$ -
Equity in net assets	1,000
Net (liabilities in excess of assets) and equity in limited liability company	$ 1,000

FFEC IM members have entered into an agreement to allocate income based upon special allocations based upon which member generated the related revenue.

Financial Markets

During 2008, and into early 2009, financial markets as a whole have incurred significant declines in values. Because the values of individual investments fluctuate with market conditions, the amount of investment losses and decreases in revenues that the Company might recognize in future financial statements, if any, cannot be determined.

NOTE F – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE G – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2008 of 0.87%. FINRA requires that the clearing organization keep this security in a separate clearing account.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The carrying amount reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations

The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities Owned - Marketable

The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Securities Owned – Marketable (continued)

The change in the net unrealized holding gain for the year, which is included in income from operations, is as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Marketable Securities	$ 107,437	$ 291	$ (107,146)
Net Investment Gains (Losses) –			
Unrealized			$ 69,305
Realized Gain (Losses)			(149,212)
			$(79,907)

Capital Lease Obligation

The carrying amount in the Consolidated Statement of Financial Condition for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE I –PROPERTY AND EQUIPMENT

The Company property and equipment at December 31, 2008 is listed below:

Asset Category	Carrying value
Furniture and Fixture	$ 19,618
Equipment	159,556
Leasehold Improvements	5,577
Total Property and Equipment	184,751
Accumulated Depreciation	(161,458)
Net	$ 23,293

NOTE J – GAAP DEPARTURE – AUDIT FEES CONNECTED WITH AUDIT FOR THE YEAR ENDED DECEMBER 31, 2008

The Company has included, as part of general and administrative – an operating expense in the accompanying consolidated statement of operations (and portion of professional fees, an expense listed on consolidated schedule of general and administrative expenses), certain audit fees that should have been expensed during the year ending December 31, 2009.

American Institute of Certified Public Accountants (AICPA) Technical Practice Aids, section 5290.05, refers to accrual of audit fees. This guidance recommends not accruing the audit fee as an expense of the year under audit, and then only to extent the fees are incurred in connection with planning to the audit, together with preliminary procedures (e.g., confirmation work).

The entire audit fee for the year ended December 31, 2008 audit was prepaid by the Company as of that date. The entire audit fee for the year ended December 31, 2007 audit was paid by the Company and expensed by the Company during the year ended December 31, 2008. Only an immaterial amount of audit related services for the year ended December 31, 2008 audit had been performed as of December 31, 2008 so the full amount (or up to an immaterial portion of the fee) should have been recorded as a prepaid expense on books of the Company, then amortized to general and administrative – an operating expense (professional fees category as referenced on consolidated schedule of general and administrative expenses) during 2009 when the services were performed by the auditor firm.

If these audit fees had not been expensed, prepaid expenses would be increased by $46,500, general and administrative – an operating expense would have decreased by $46,500, and retained earnings would have increased by $46,500 as of December 31, 2008. Additionally, net income would be increased (decreased) by $46,500 for the year then ended.

NOTE K – SUBSEQUENT EVENT

During 2008, the Company performed an analysis of its Scottsdale, AZ office space and determined that its monthly lease payment is calculated based on more square footage than is actually leased.

The Company contacted the landlord of its Scottsdale, AZ offices and requested a reduction in its monthly lease payment. As of February 24, 2009, the date of the auditor's report, the Company has not yet received a final response from the landlord.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2008

Bank Charges	$	1,496
Bonding Fees		7,527
Business Promotion		7,650
Client Settlements		11,000
Compliance Expense		26,118
Continuing Education		264
Depreciation Expense		12,020
Dues and Subscriptions		12,959
Employee Leasing		2,348,410
Information System Expense		143,964
Insurance Expense		7,541
Licenses and Regulatory Fees		114,855
Meals and Entertainment		18,598
Office Expense		136,403
Outside Services		89,528
Postage and Delivery Service		41,220
Professional Fees		190,809
Reimbursed Expenses - Employees		7,110
Rent		975,239
Repairs and Maintenance		34,903
Telephone Expense		91,866
Travel		15,008
Total General and Administrative Expenses	$	4,294,488

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital (Unconsolidated)
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL		
Total shareholders' equity		$ 797,895
Deductions and/or charges		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	23,293	
Other Assets	332,152	
	355,445	
Net capital before haircuts on securities positions (tentative net capital)		442,450
Haircuts on securities		
Security Adjustment - Short Haircut Position	291	291
Net Capital		$ 442,159
Aggregate Indebtedness		
Items Included in Statement of Financial Conditions		
Other accounts payable and accrued expenses		213,083
Total aggregate indebtedness		$ 213,083
Computation of basic net capital requirement		
Minimum net capital required - greater of $250,000 or 66 2/3% of aggregated indebtedness		250,000
Total		$ 250,000
Ratio: Aggregate indebtedness to net capital		0.48 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 442,159
Audit adjustments:		
None		-
Net Capital, per above		$ 442,159

RCA
R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480-951-5080
FAX 480-951-2541

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiary (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule l7a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scottsdale, Arizona
February 24, 2009